SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From              to

Commission File Number 0-14278

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

REQUIRED INFORMATION

The Microsoft Operations Puerto Rico, LLC 1165(e) Savings Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the statements of net assets available for benefits as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the year ended December 31, 2008 and schedules, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Microsoft Operations Puerto Rico, LLC 1165(e) Savings Plan
Date: June 26, 2009	/s/ Julian Herencia
Julian Herencia
General Manager
/s/ Hilda Quinones
Hilda Quinones
Controller
/s/ Mildred Sein Hernandez
Mildred Sein Hernandez
Human Resources Manager

MICROSOFT OPERATIONS PUERTO RICO, LLC

1165(e) SAVINGS PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008 AND 2007 AND

FOR THE YEAR ENDED DECEMBER 31, 2008,

SUPPLEMENTAL SCHEDULE AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2008, AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of

Microsoft Operations Puerto Rico, LLC

1165(e) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Microsoft Operations Puerto Rico, LLC 1165(e) Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets (held at end of year) as of December 31, 2008, and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 2008, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

San Juan, Puerto Rico

June 6, 2009

Stamp No.

affixed to original.

MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
INVESTMENTS — At fair value	$3,101,231	$3,686,244

CONTRIBUTIONS RECEIVABLE:
Participants		2,483
Employer		30,809

Total contributions receivable	—	33,292

INTEREST AND OTHER RECEIVABLES	1,128

NET ASSETS AVAILABLE FOR BENEFITS	$3,102,359	$3,719,536

See notes to financial statements.

MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2008

ADDITIONS:
Contributions:
Participants contributions	$320,345
Employer contributions	138,362
Rollovers contributions	103,345

Total contributions	562,052

Net investment income (loss):
Interest and dividends	62,008
Net depreciation in fair value of investments	(1,149,949)

Total net investment loss	(1,087,941)

DEDUCTIONS — Benefits paid to participants	91,288

DECREASE IN NET ASSETS	(617,177)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,719,536

End of year	$3,102,359

See notes to financial statements.

MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007, AND

FOR THE YEAR ENDED DECEMBER 31, 2008

1.	DESCRIPTION OF THE PLAN

The following brief description of the Microsoft Operations Puerto Rico, LLC 1165(e) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General — The Plan is a defined contribution retirement plan covering substantially all employees of Microsoft Operations Puerto Rico, LLC (the “Sponsor”). The Plan was established effective January 1, 1991. An employee may become a participant in the Plan after completion of six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan trustee is Banco Popular de Puerto Rico – Trust Division.

Retirement Date — Participants are eligible to receive a retirement distribution upon attainment of age 65. The Plan permits early retirement at age 50 if the employee has at least 10 years of participation in the Plan.

Contributions — Each year, participants may contribute up to 10% of their pre-tax compensation, as defined in the Plan, not exceeding the maximum deferral amount specified by local law. The Plan Sponsor contributes 50% of the first 6% of the base compensation that a participant contributes to the Plan.

Participant’s Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Plan Sponsor’s matching contributions and, (b) Plan earnings. Allocation of Plan earnings is based on the participant’s account balance, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers several mutual funds as well as Microsoft Corporation common stock as investment options for participants.

Vesting — Contributions become vested as follows:

Participant Contributions — Participant’s contributions and accumulated earnings vest immediately.

Sponsor Matching Contribution — Participants become 100% vested after two years of service, upon attainment of age 65, or death or disability while employed by the Sponsor.

Payment of Benefits — Upon termination of service due to death, disability or retirement, a participant or its beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or in periodic installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Microsoft Corporation’s common stock is valued at the closing price reported on the NASDAQ Exchange on the last business day of the Plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan Sponsor as provided in the Plan document.

Payments of Benefits — Benefit payments to participants are recorded upon distribution. There were no unpaid balances for accounts of persons who elected to withdraw from the Plan at December 31, 2008 and 2007.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the IRC limits. There were no such payables as of December 31, 2008 and 2007.

New Accounting Pronouncements — The financial statements reflect the prospective adoption of Financial Accounting Standards Board (FASB) Statement No. 157, Fair Value Measurements, as of the beginning of the year ended December 31, 2008 (see Note 3). FASB Statement 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. The effect of the adoption of FASB Statement 157 had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

3.	FAIR VALUE MEASUREMENTS

In accordance with FASB Statement 157, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2008.

	Fair Value Measurements at December 31, 2008, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds	$2,361,212	$—	$—	$2,361,212
Common stock	726,978			726,978
Time deposits	13,041			13,041

Total	$3,101,231	$—	$—	$3,101,231

4.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007, are as follows:

	2008	2007
Microsoft Corporation common stock	$726,978	$1,256,787
Vanguard Windsor II Fund	187,591	260,675
Federated Trust U.S. Treasury Obligations Fund	1,309,337	980,647
Fidelity Advisor Growth Fund	414,187	695,355
Mutual Discover A Fund	168,442	209,515
PIMCO Total Return Adm. Fund	203,770	167,144

Net depreciation in fair value of investments for the year ended December 31, 2008, including gains and losses on investments bought and sold as well as held during the year, was as follows:

Microsoft Corporation common stock	$(585,914)
Vanguard Windsor II Fund	(109,129)
Fidelity Advisor Growth Fund	(347,193)
Columbia Small Cap A Fund	(45,563)
Mutual Discover A Fund	(61,271)
PIMCO Total Return Adm. Fund	(879)

Net depreciation in fair value of investments	$(1,149,949)

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6.	TAX STATUS

The Plan constitutes a qualified plan, exempt from income taxes under Puerto Rico income tax laws. The Plan has been amended since receiving the determination letter; however, the Sponsor and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Puerto Rico Treasury Department and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	RELATED PARTY TRANSACTIONS

Certain general and administrative expenses are paid by the Plan’s Sponsor on behalf of the Plan. The amount paid by the Sponsor on behalf of the Plan for the year ended December 31, 2008 amounted to approximately $33,000.

8.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2008 and 2007, the Plan held 37,396 and 35,303 shares, respectively, of common stock of the Microsoft Corporation, the Parent Company of the Sponsor, with a cost basis of $1,007,795 and $955,411, respectively. During the year ended December 31, 2008, the Plan recorded dividend income of $16,691.

* * * * * *

MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i —

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2008

(b) Identity of Issue, Borrower, (a) Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
* Microsoft Corporation	Common stock	$1,007,795	$726,978
Vanguard Windsor II Fund	Registered Investment Company	284,603	187,591
Federated Trust U.S. Treasury Obligations Fund	Registered Investment Company	1,308,980	1,309,337
Fidelity Advisor Growth Fund	Registered Investment Company	625,667	414,187
Columbia Small Cap A Fund	Registered Investment Company	138,875	77,885
Mutual Discovery A Fund	Registered Investment Company	184,309	168,442
PIMCO Total Return Adm. Fund	Registered Investment Company	212,594	203,770
* Banco Popular de Puerto Rico	Time deposits, bearing interest at 3.129% at December 31, 2008	13,041	13,041

Total		$3,775,864	$3,101,231

*	Party-in-interest.

MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

SERIES IN SAME SECURITY
Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	# of Transactions	Cost of Asset	Current Value on Transaction Date	Net Gain (Loss)
Federated Trust US Treasury Obligation	Registered Investment Company	$367,407	$—	70	$367,407	$367,407	$—
Banco Popular	Time Deposits	646,422		75	646,422	646,422
Banco Popular	Time Deposits		644,336	92	644,336	644,336